Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Supervisory Board of
Deutsche Bank Aktiengesellschaft

We consent to the incorporation by reference in the registration statements (No. 333-97257, 333-100246 and 333-117705) on Form S-8 and on Form F-3 (No. 333-137902) of Deutsche Bank Aktiengesellschaft of our reports dated March 10, 2008, with respect to the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the years in the two-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 20-F of Deutsche Bank Aktiengesellschaft.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
March 26, 2008